UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tarsus Pharmaceuticals, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

87650L103

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87650L103
1		NAMES OF REPORTING PERSONS
Vivo Capital IX, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
894,826 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
894,826 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,826 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of common stock, par value $0.0001 per share (the “Common Stock”) of Tarsus Pharmaceuticals, Inc. (the “Issuer”) were held of record by Vivo Capital Fund IX, L.P. as of February 8, 2024. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(2)	Based on 33,104,612 shares of Common Stock of the Issuer as of November 3, 2023, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 87650L103
1		NAMES OF REPORTING PERSONS
Vivo Capital Fund IX, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
894,826 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
894,826 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,826 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	The shares of Common Stock of the Issuer were held of record by Vivo Capital Fund IX, L.P. as of February 8, 2024. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(2)	Based on 33,104,612 shares of Common Stock of the Issuer as of November 3, 2023, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

Item 1.	(a)	Name of Issuer:

Tarsus Pharmaceuticals, Inc.

(b)	Address of Issuer's Principal Executive Offices:

15440 Laguna Canyon Road, Suite 160

Irvine, California 92618

Item 2.	(a)	Name of Person Filing:

This Schedule 13G/A is filed jointly by Vivo Capital IX, LLC and Vivo Capital Fund IX, L.P.

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital IX, LLC is a Delaware limited liability company.

Vivo Capital Fund IX, L.P. is a Delaware limited partnership.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

(e)	CUSIP Number:

87650L103

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The 894,826 shares of Common Stock are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(b)	Percent of class: 2.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 894,826

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 894,826

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital IX, LLC

February 13, 2024
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

Vivo Capital Fund IX, L.P.

February 13, 2024
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)